UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

ITEM 1.  Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Contact Gold Corp. (the "Company", or "Contact Gold") provides an analysis of, and should be read in conjunction with, our unaudited condensed interim consolidated financial statements, as at, and for the three- and six-months ended, June 30, 2022, and 2021, and the related notes thereto (together, the "Interim Financial Statements"), the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and as at January 1, 2020, and related notes thereto (the "AFS") on Form 1-K, and other corporate filings, including our Offering Statement on Form 1-A (SEC file no. 024-11290) (the "Form 1-A") and submissions on Form 1-U.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this MD&A to, "we," "us," "our," or "the Company", refer to Contact Gold Corp.  Terms defined within this MD&A are defined solely for this section.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements that involve numerous risks and uncertainties. The statements herein which are not historical reflect our current expectations and projections about the Company's future results, performance, liquidity, financial condition, prospects, and opportunities and are based upon information currently available to the Company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend, " or "project" or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors.

Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" included in our Form 1-K and our Form 1-A, each as amended and supplemented to date by submissions on Form 1-U, and matters described in this MD&A generally.  The Company continually seeks to minimize its exposure to business risks, but by the nature of its business, activities, and size, will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this MD&A will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about the Company include financial projections and future estimates and expectations about the Company's business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management's own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Regulatory issuer status

As a consequence of the Repatriation Transaction (as defined in this Form 1-SA), Contact Gold ceased to be a U.S. "domestic issuer", as such term is defined in Rule 902(e) of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act").  Prior to this, in order for Contact Gold to issue securities that were not restricted, offerings of securities were required to be qualified either by filing (a) a Form S-1 with the United States Securities and Exchange Commission (the "SEC"), or (b) a Form 1-A under Regulation A under the 1933 Act (a "Reg A Offering").  The Company had not become a registered or reporting entity under the 1934 Act (a "US Reporting Entity"), nor had it filed a Form S-1, choosing instead to issue certain securities pursuant to a Reg A Offering in May 2019, and again in September 2020.

The Company remains a Reg 1-A filer, which requires the filing of specific documents and reports, including those to meet continuous disclosure obligations with the SEC such as annual reports on Form 1-K, semi-annual reports on Form 1-SA and current reports on Form 1-U.

Reporting Currency

Our reporting currency is the Canadian dollar ("CAD"), and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. Amounts in United States dollars are expressed as "USD". As at June 30, 2022, the indicative rate of exchange, per $1.00 as published by the Bank of Canada, was USD 0.7760 (USD 0.7888 at December 31, 2021).

OPERATING RESULTS

Overview

The Company is engaged in the acquisition, exploration and development of exploration properties in Nevada. The Company maintains a head office at 1050-400 Burrard St., Vancouver, B.C., Canada.

Originally incorporated as Winwell Ventures Inc. ("Winwell") under the Business Corporations Act (Yukon) on May 26, 2000, Contact Gold was continued under the laws of the State of Nevada on June 7, 2017 as part of a series of transactions that included a reverse acquisition of Carlin Opportunities Inc. ("Carlin"), a private British Columbia ("BC") company (the "RTO Transaction"), and the acquisition of a 100% interest in Clover Nevada II LLC ("Clover"), a Nevada limited liability company holding a portfolio of gold properties located on Nevada's Carlin, Independence, and Northern Nevada Rift gold trends (the "Contact Properties") in the State of Nevada (the "Clover Acquisition").

On June 4, 2021, the Company completed an internal reorganization designed to continue and redomicile Contact Gold Corp. from incorporation in the State of Nevada to the Province of BC as part of an internal reorganization (the "Repatriation Transaction").

The Company began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017. The Company's common shares were listed for trading on the OTCQB, under the symbol "CGOL", on May 19, 2020.

Mineral Properties

Contact Gold is focused on advancing the "Green Springs", and "Pony Creek" gold projects in Nevada, both of which host extensive and robust Carlin Type gold systems.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage.  Expenditures directly attributable to the acquisition of mineral property interests have been capitalized; staking costs, related land claims fees paid and ongoing exploration expenditures, have been expensed.  Mineral property expenditures on the Contact Properties are summarized in this MD&A.

a) Green Springs

On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Ely Gold Royalties Inc. ("Ely Gold", subsequently acquired by Gold Royalty Corp.), whereby Clover shall have an option to purchase a 100% interest in Green Springs.  The addition of Green Springs provided the Company with a second advanced exploration property hosting a Carlin-type gold system.

The Green Springs property is 18.5 km2, encompassing 3 shallow past-producing open pits and numerous targets that were not mined.  Green Springs is located near the southern end of the Cortez Trend of Carlin-type gold deposits in Nevada, in a region hosting numerous producing and past-producing Carlin-type gold deposits.  Green Springs is 7 km immediately east of the Gold Rock project held by Calibre Mining Corp. ("Calibre"), 20 km southeast of Calibre's Pan Mine, and 10 km south of the Mount Hamilton deposit owned by Waterton Nevada Splitter, LLC ("Waterton Nevada"). Other deposits/past producers in the region include Illipah (Calibre), and Griffon (Fremont Gold).  The Bald Mountain mine complex, operated by Kinross Gold, is located 45 km to the north of Green Springs.

Exploration at Green Springs is subject to a valid Plan of Operations to perform exploration, allowing up to 75 acres of disturbance which will permit several large drill programs to test multiple targets within the Plan of Operations area.  The Company is currently completing work that will allow for a meaningful expansion of the permitted area for disturbance at Green Springs, which will provide access to drill multiple new target areas in the future.

Contact Gold issued 2,000,000 Contact Shares and paid USD 25,000 ($32,855) in cash to Ely Gold to secure the Green Springs property in 2019. The Company also paid Ely Gold an additional USD 6,125 ($8,049) as reimbursement for Claims Maintenance fees (as defined in this MD&A).  On July 23, 2020, the Company issued an additional 362,941 Contact Shares (at a deemed price of $0.185) to Ely Gold in satisfaction of the USD 50,000 first anniversary payment due under the Green Spring Option agreement.  The June 23, 2021, second anniversary payment was paid in cash (USD 50,000).  In exchange for a payment of USD 2,500, Ely Gold agreed to defer the third anniversary payment by one year.  Accordingly, a final payment of USD 150,000, due on the fourth anniversary of the agreement, will satisfy the Green Springs Option.  Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Contact Shares.  Payment of all amounts can be accelerated and completed at any time.

Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other, which is payable in June of each year, requires an annual payment in cash equal to the value of 20 ounces of gold (June 2022: USD 36,426).  There are net smelter returns ("NSR") royalties on certain claims at Green Springs that range from 3% to 4.5% based on underlying agreements.

An estimate for reclamation costs of $81,899 (December 31, 2021: $80,577) is included in the value of Green Springs.

To date, the Company has drilled multiple targets/zones at Green Springs, including: "Alpha", "Bravo", "Charlie", "Delta", "Echo", "Golf", and "Zulu" (collectively the "Mine Trend").  The Mine Trend encompasses a total length of over 3 km.  Contact Gold led drilling and exploration has been designed to test the under-explored but known zones of Chainman and Pilot Shale beneath the Mine Trend, as well as greenfields targets to the east and north of the Mine Trend.

The Company completed 2,123 metres of reverse circulation ("RC") drilling during the six-month period ended June 30, 2022 (year ended December 31, 2021: 7,511 metres) designed to step out and expand upon the three new oxide gold discoveries made in 2021: Tango, X-Ray, and the B-C Gap.  The Company believes that results to date at Green Springs provide validation of the geologic potential of the property with oxide gold grades in multiple zones higher than many open pit oxide gold operations in Nevada.

X-Ray - Sits midway between the northern end of the Mine Trend and the Alpha Zone, and bridges a gap of over 500 metres with no prior drilling between these zones.  Highlight of results from 2022 drilling released to date:

  1.66 grams per tonne ("g/t") gold ("Au") over 28.96 metres, from a depth of 9.14 metres, in drill hole GS22-01
    Including:  2.66 g/t Au over 15.24 metres
  0.82 g/t Au over 35.05 metres, from a depth of 9.14 metres, in drill hole GS22-02
    Including:  1.32 g/t Au over 16.76 metres
  1.95 g/t Au over 41.15 metres, from a depth of 15.24 metres, in drill hole GS22-04
    Including: 3.71 g/t Au over 15.24 metres

Results from drilling at X-Ray in 2022 increase the footprint of the target, while demonstrating the same excellent grades, thicknesses and oxidation seen in last year's discovery holes.

Tango - Located in the northern portion of the property; represents a step out of over 500 metres from the next closest drill holes at the Alpha Zone, and remains open for expansion, particularly to the south and west. Sixteen holes were also drilled to follow up and step out from the high-grade Tango discovery drilled by Contact Gold in 2021.  Results of the 2022 program are pending as of the date of this MD&A.

B-C Gap - The first significant grade-thickness intercept encountered to date in the lower Pilot Shale, a new host horizon, from beneath the historically mined  Chainman Shale/Joana Limestone contact, the discovery is located mid-way between the Bravo and Charlie zones.  At the B-C Gap, the Company has also confirmed a significant exploration thesis with the discovery of a significant thickness and grade of gold mineralization in the Pilot Shale beneath the Mine Trend providing proof of concept of Alligator Ridge style of mineralization within stacked host horizons in the lower Chainman shale, opening up the rest of the Mine Trend for further discoveries in undrilled areas. Two holes were completed at the B-C Gap following up on the 2021 discovery holes; Results of the 2022 program are pending as of the date of this MD&A.

Assay results to date indicate that gold mineralization in all zones is well oxidized; with most intervals along the Mine Trend averaging between 85-95% gold recovery in cyanide solubility tests compared to Fire Assay/Atomic Absorption gold values. At Alpha, the average gold recovery is more variable, and for all intervals ranged from 6% to 96%.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Green Springs, including non-cash items for each respective period, are as follows:

	Six months ended June 30, 2022	Six months ended June 30, 2021
Drilling, assaying & geochemistry	$244,801	$988,084
Wages and salaries, including non-cash share-based compensation	160,939	310,081
Permitting and environmental monitoring	$121,801	$43,333
Amortization of Claims Maintenance fees	114,541	109,053
Geological contractors/consultants & related crew care costs	80,456	406,660
Expenditures for the period	$722,538	$1,857,211
Cumulative balance	$6,243,880	$4,965,074
Drill metres completed	2,123	7,511

Additional information about Green Springs is summarized in a technical report prepared in accordance with NI 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), entitled "Technical Report for the Green Spring Project, White Pine County Nevada, United States of America", prepared for Contact Gold, with an effective date of June 12, 2020, and dated August 5, 2020, as prepared by John Read, C.P.G., and can be viewed under Contact Gold's issuer profile on SEDAR at www.sedar.com.

b) Pony Creek

The Pony Creek gold project ("Pony Creek") is located within the Pinion Range, in western Elko County, Nevada, immediately south of the South Railroad project recently acquired by Orla Mining Ltd. following its acquisition of Gold Standard Ventures.

Pony Creek encompasses approximately 81.7 km2 of exploration ground underpinned by an extensive Carlin-type gold system; and hosts multiple near-surface oxide and deeper high-grade gold occurrences and targets supported by extensive exploration databases.  At the time of the Clover Acquisition, large areas of prospective geological setting at Pony Creek had never been sampled or explored, particularly where the newly-recognized host horizons at the nearby South Railroad project are exposed.  Prior to acquisition by Contact Gold, no drilling had been conducted at Pony Creek in 10 years. All of the targets advanced to date are in the northern part of the property, with a significant area believed to be on-strike yet to be explored toward the south.

The Company has encountered gold mineralization in 108 of the 117 holes drilled (including those lost before planned depth).  The majority of these drill holes are step-outs from the historical mineral resource estimate area at the property's Bowl Zone.

The receipt of an approved Plan of Operations permit in June 2020 was a key milestone for Pony Creek.  The approved Plan of Operations permit provides a significant amount of permitted disturbance to follow up on multiple targets, including the Bowl Zone, the Appaloosa Zone, the Stallion Zone, the Elliott Dome target, the Mustang target, the Palomino target, the DNZ target, and the Pony Spur Zone.  The Bowl Zone remains open for further expansion to the north, south and west.

There is a 3% NSR royalty in favour of an affiliate of Sandstorm Gold Ltd ("Sandstorm") on those claims that comprise Pony Creek acquired in the Clover Acquisition.  The Company determined to allow a 1% buy-down option of this NSR to lapse on February 7, 2020, when such option expired.

Pony Creek also includes the claim packages formerly known as Lumps, Umps, and East Bailey, which the Company acquired for 250,000 Contact Shares valued at $112,500 on February 6, 2018. There are NSR royalties of 2% and 3% on certain of these acquired claims, up to 2% of which can be bought back for USD 1,000,000 per 1% increment, prior to September 2030.  Advance royalty payments are also due annually; the amount paid in September 2021 was USD 25,000. The payment originally due in September 2022 has been waived by the counterparty.

An estimate for reclamation costs of $61,501 (December 31, 2021: $60,508) is included in the value of Pony Creek.

Contact Gold has outlined high-priority drill targets at Pony Creek for the anticipated resumption of drilling in 2022, as soon as ground, and capital market conditions allow. The drill targets are intended to expand the resource base at Pony Creek, by stepping out from the existing resource areas and testing high priority, never drilled targets, such as Mustang.

Details of exploration and evaluation activities incurred and expensed by Contact Gold at Pony Creek, including non-cash items for each respective period, are as follows:

	Six months ended June 30, 2022	Six months ended June 30, 2021
Amortization of Claims Maintenance fees	$116,139	$113,895
Wages and salaries, including non-cash share-based compensation	45,040	5,801
Geological contractors/consultants & related crew care costs	20,576	7,071
Permitting and environmental monitoring	9,029	10,811
Drilling, assaying & geochemistry	-	7,554
Expenditures for the period	$190,784	$145,132
Cumulative balance	$11,031,582	$10,659,106

Additional information about Pony Creek is summarized in the Technical Report prepared in accordance with NI 43-101, entitled "Technical Report and Maiden Mineral Resource, Pony Creek Property, Elko County, Nevada, USA", prepared for Contact Gold, effective and signed February 24, 2022, as prepared by Michael Dufresne, M.Sc., P.Geol., P. Geo., and Fallon T. Clarke, B.Sc., P.Geo., of APEX Geoscience, based in Edmonton, Alberta, and can be viewed under Contact Gold's issuer profile at www.sedar.com.

c) Cobb Creek

Upon closing of the Transactions in June 2017, Contact Gold acquired a 49% interest in the Cobb Creek exploration property ("Cobb Creek"). The Company consolidated its interest on November 7, 2017, by agreeing to make six annual payments of USD 30,000 in cash to a private individual (the "Cobb Counterparty") with whom a 2002 partnership agreement had previously been made. The obligation to make the annual payments was recorded as a financial liability at amortized cost, and has been accreted up, and adjusted for foreign currency exchange, each subsequent period.

By an agreement dated September 27, 2019, Clover subsequently agreed to farm-out 100% of its interest in Cobb Creek (the "Cobb Creek Option") to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont. The Company received 750,000 common shares of Fremont ("Fremont Shares") as an initial payment, and in January 2020 was reimbursed for certain claims-related holding costs. The Company was also reimbursed for the prorated November 2018 and November 2019 payments to the Cobb Counterparty made by the Company on behalf of Fremont.

In satisfaction of the first anniversary payment obligation under the Cobb Creek Option, Fremont issued 750,000 Fremont Shares to the Company on September 25, 2020. Contact Gold agreed to defer the first anniversary cash payment to December 31, 2020, and also agreed to reduce the amount payable by Fremont from USD 30,000 to USD 15,000 for that year, in exchange for 500,000 additional Fremont Shares (the "Additional Shares").  The Additional Shares were issued to the Company on October 26, 2020.  Fremont made the second anniversary payment to the Company in September 2021.

The value of the consideration received to date has been applied against the property's carrying value. The reimbursement of claims-related fees was applied against the balance previously recognized as prepaid Claims Maintenance fees (as defined in this MD&A).

In order to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont (i) must keep all claims in good standing, (ii) make the annual payments to the Cobb Counterparty, and (iii) remit the following remaining consideration to the Company:

Anniversary 3 (Year 4)	USD 20,000
Anniversary 4 (Year 5)	USD 25,000
Anniversary 5 (Year 6)	USD 35,000
Anniversary 6 (Year 7)	USD 45,000
Anniversary 7 (Year 8)	USD 55,000
Anniversary 8 (Year 9)	USD 65,000
Anniversary 9 (Year 10)	USD 75,000

Upon completion of the farm-out, Fremont will award to Clover a 2% NSR on Cobb Creek.

d) Portfolio

South Carlin Projects: Dixie Flats & North Star

The Company's "South Carlin Projects" include the North Star property and the Dixie Flats property. The North Star property is located approximately eight km north of the northern-most point of Pony Creek, in western Elko County, Nevada. An affiliate of Sandstorm holds a 3% NSR on the North Star property.

The Dixie Flats property sits immediately to the north of the North Star property.  There is a 2% NSR on the Dixie Flats property payable to an affiliate of Sandstorm.

On January 11, 2021 (the "Execution Date"), Clover granted an arms' length private company (the "Optionor") the sole and exclusive option to acquire a 100% interest in the Dixie Flats, North Star, and Woodruff properties (the "South Carlin and Woodruff Option"), subject to a 0.25% NSR royalty on the Dixie Flats Claims, in addition to those payable to the Sandstorm affiliate.  The Company received USD 20,000 and a reimbursement of Claims Maintenance fees of USD 31,417 upon execution of the agreement.  The Optionor entered into a sub-option agreement with another party ("SubOptionor"), a private entity.  SubOptionor consequently assumed the Optionor's obligations, which upon satisfaction, will result in the transfer of interest in the properties.

By an amending agreement dated, August 18, 2022, the Company, and the Optionor agreed to adjust the schedule of remaining payments required to keep the option in good standing as follows:

• Immediately following a go-public transaction by a sub-optionor: that number of common shares of the sub-optionor ("SubOptionor Shares") that is greater than 2% of the then outstanding number of SubOptionor Shares, and 200,000 SubOptionor Shares

• Annual issuances of the SubOptionor Shares to the Company as:

o First anniversary: Greater of 300,000 or maintaining that 2% shareholding

o Second anniversary: Greater of 350,000 or maintaining that 2% shareholding

o Third anniversary: Greater of 350,000 or increasing to a 3% shareholding

o Fourth anniversary: Greater of 400,000 or maintaining that 3% shareholding

• Upon exercise of the South Carlin and Woodruff Option: that number of SubOptionor Shares which is, when determined including those shares previously issued to the Company, equal to 5% of issued capital of the SubOptionor.

Cash payments are also due to the Company to keep the South Carlin and Woodruff Option in good standing:

Amount of Payment	Due Date of Payment
USD 20,000	the Execution Date (paid)
USD 5,000	Upon execution of the amending agreement
USD 10,000	24-month anniversary of Execution Date
USD 50,000	annually on each of the third anniversary of the Execution Date
USD 75,000	annually on each of the fourth, through eighth anniversaries of the Execution Date (the eighth anniversary bring the final payment)

Pursuant to the Company's assessment of the value of the South Carlin Projects, at December 31, 2020, the Company wrote-down the value of North Star by $616,475 to $nil, and Dixie Flats by $2,757,688 to $776,888.  The value of the Woodruff property had previous been fully written-down further to a determination in that year to abandon the mineral claims, and was determined to represent $nil value in the South Carlin and Woodruff Agreement.  The amendment with the SubOptionor had no impact on the determination of value.

Remaining Portfolio

The remaining Contact Properties, described herein as the "Portfolio properties", are situated along the Carlin, Independence, and Northern Nevada Rift Trends, well known mining areas in the state of Nevada.  The Portfolio properties each carry an NSR of either 3% or 4%.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern, Capital Management and Contractual Obligations

The properties in which we currently have an interest are in the exploration stage. The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  As at the date of this MD&A, the Company has approximately $0.43 million available in cash, and working capital of approximately $0.50 million.  Contact Gold's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  Contact Gold's continuation as a going concern depends on its ability to successfully raise financing through the issuance of debt or equity.

In March 2020 the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to mutate and spread, has adversely affected workforces, economies, and financial markets globally, giving rise to broad market volatility and uncertainty, and potentially leading to an economic downturn.  The effect of the COVID-19 virus, the impact of mutations and variants thereof, and the actions recommended to combat the virus are changing constantly.  As of the date of this MD&A, management don't believe that COVID-19 has had a negative impact on the Company's operations but are aware that it may impact the Company's ability to raise money, or its ability to access and explore its properties should travel restrictions be expanded in scope. It is not possible for the Company to predict the duration, evolution, or magnitude of the adverse results of the outbreak, or its effects on the Company's business or ability to raise funds.

Although the Company has been successful in the past in obtaining financing, including a private placement financing of $3,000,000 which closed in Q4 2021, there is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company, therefore giving rise to a material uncertainty, which may cast significant doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date of these Financial Statements.

Consequently, management pursues various financing alternatives to fund operations and advance its business plan, most frequently through the sale of Contact Shares. The Company acknowledges that satisfaction of its capital requirements and completion of its planned exploration program in 2022, will require additional funding, likely by way of a capital raise.  There is no guarantee that any contemplated transaction will be concluded. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest certain mineral property assets, to preserve working capital and alleviate any going concern risk.

Circumstances that could impair our ability to raise additional funds, or our ability to undertake transactions, are discussed in the AIF, under the heading "Risk Factors", and in this MD&A under heading, "Known Trends and Uncertainties".  In particular, the Company's access to capital and its liquidity may be impacted by global macroeconomic trends, the significant global impacts from COVID-19, fluctuating commodity prices and investor sentiment for the mining and metals industry.

Capital Management

Contact Gold manages its capital to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash. To facilitate the management of its capital requirements, Contact Gold prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. It is necessary for the Company to raise new capital to fund operations on a reasonable regular basis. We believe that this approach, given the relative size and stage of Contact Gold, is reasonable.

There may be circumstances where, for sound business reasons, funds may be re-allocated at the discretion of the Board or management of Contact Gold. While we remain focused on our plans to continue exploration and development on the Contact Properties, we may (i) conclude to curtail certain operations; or (ii) should we enter into agreements in the future on new properties we may be required to make cash payments and complete work expenditure commitments under those agreements, which would change our planned expenditures.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group.

Contractual Obligations

In addition to the option payments for Green Springs, and consideration payable for Cobb Creek described in this MD&A under "Mineral Properties", we have obligations in connection with certain of our mineral property interests that require payments to be made to government entities, and/or underlying land or mineral interest owners. Our property obligations, however, are eliminated should we choose to no longer invest funds exploring the particular property.  See also in this MD&A, "Restrictions and obligations relating to Contact Shares".

Off Balance Sheet Arrangements and Legal Matters

Contact Gold has no off-balance sheet arrangements, and there are no outstanding legal matters of which management is aware.

Outstanding Securities

There were 301,415,451 Contact Shares and 71,190,125 share purchase warrants issued and outstanding as at June 30, 2022 and as at the date of this MD&A (301,282,072 and 83,550,125, respectively, at December 31, 2021).

Recent financings and issuances of Contact Shares

a) On January 18, 2022, pursuant to the exercise of RSUs, the Company issued an aggregate of 133,379 Contact Shares.

On June 21, 2022, the Company announced a non-brokered private placement (the "2022 PP") of up to 20,000,000 units ("Units") at a price of $0.05 per Unit for gross proceeds of up to $1,000,000. Each Unit will consist of one Contact Share and one half of one Warrant, with each Warrant issued in the 2022 PP shall entitle the holder to purchase an additional Contact Share at a price of $0.075 per share for a period of 24 months from the closing date. The 2022 PP had not closed of the date of this MD&A.

Restrictions and obligations relating to Contact Shares

So long as Waterton Nevada, or an affiliate thereof, holds at least 15% of the issued and outstanding Contact Shares it has the right to maintain its pro rata interest in the Company in subsequent financings.  Waterton Nevada also holds certain registration rights as it relates to offerings of Contact Shares.

Stock-based compensation

i) Stock Options

On May 30, 2022, the Board awarded 2,080,000 Options, with an exercise price of $0.05, vesting in thirds over three years expiring after 5 years from the date of the award.

As at June 30, 2022, there were 12,429,166 (December 31, 2021: 10,945,000) Options outstanding to purchase Contact Shares, of which 7,807,500 had vested (December 31, 2021: 7,013,333).

As at the date of this MD&A, there are 12,429,166 Options outstanding to purchase Contact Shares, of which 7,849,166 had vested. The remaining average contractual life of Options outstanding as of the date of this MD&A is 2.32 years.

ii) Deferred Share Units

Directors' fees are paid quarterly; and beginning in July 2019 the Company changed the form of remuneration payable to the independent directors to DSUs, rather than cash. The Company awarded 888,887 DSUs to certain directors during the six months ended June 30, 2022 (year ended December 31, 2021: 2,083,122).  DSUs granted under the Contact Gold Omnibus Incentive Plan, have no expiration date and are redeemable upon termination of service.

iii) Restricted Share Units

On May 30, 2022, the Board awarded 195,000 RSUs to certain officers and employees of the Company. RSUs granted under the Contact Gold Omnibus Incentive Plan, generally vest annually in thirds, and have expiration dates at the end of the calendar year in which the final tranche vests.

As at June 30, 2022, the Company had awarded 756,710 RSUs (December 31, 2021: 561,710), of which 490,996 were outstanding at the date of this MD&A.  As noted in this MD&A, 133,379 RSUs were exercised on January 18, 2022.

RSUs granted under the Contact Gold Restricted Share Unit Plan, generally vest annually in thirds, and have expiration dates at the end of the calendar year in which the final tranche vests.

Selected Financial Information

Management is responsible for, and the Board approved, the Interim Financial Statements.  Except as noted, we followed the significant accounting policies presented in Note 3 of the AFS consistently throughout all periods summarized in this MD&A (see also discussion concerning the re-adoption of IFRS and transition from United States Generally Accepted Accounting Principles ("US GAAP") included in the AFS (the "Re-adoption").  Contact Gold operates in one segment - the exploration of mineral property interests.

Management has determined that Contact Gold and Carlin have a CAD functional currency because each finance activities and incur expenses primarily in Canadian dollars. Clover has a USD functional currency reflecting the primary currency in which it incurs expenditures, and in which it receives funding from Contact Gold. Contact Gold's presentation currency is Canadian dollars.  Accordingly, and as Contact Gold's most significant balances are assets held by Clover, each reporting period will likely include a foreign currency adjustment as part of accumulated other comprehensive loss (gain).

Discussion of Operations and Selected Statement of Loss and Comprehensive Loss Data

The following table and discussion provide selected financial information from, and should be read in conjunction with, the Interim Financial Statements.

Statements of Loss and Comprehensive Loss	Six months ended June 30, 2022	Six months ended June 30, 2021
Total revenue	$-	$-
Loss before income taxes	1,966,764	3,640,140
Tax recovery	-	-
Other comprehensive (gain) loss	(494,971)	870,868
Comprehensive loss	1,471,793	4,511,008
Loss per share, basic & diluted	$0.01	$0.02

Contact Gold incurred a comprehensive loss for the three and six months ended June 30, 2022, of $235,264 and $1,471,793, respectively (three and six months ended June 30, 2021: $2,316,610 and $4,511,008).  Other comprehensive loss in each period reflects primarily the translation of the USD-denominated values of Clover's assets and liabilities for consolidation purposes, and in the comparative period, the revaluation of the Company's marketable security holdings.

Exploration and evaluation expenditures

Exploration and evaluation expenditures incurred by Contact Gold, including the amortization of land claim maintenance fees paid annually to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to various Nevada Counties (together, "Claims Maintenance fees"), have been expensed in the statements of loss and comprehensive loss.

Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended
	June 30, 2022	June 30, 2021
Drilling, assaying & geochemistry	$244,801	$995,638
Amortization of Claims Maintenance fees	242,138	240,822
Wages and salaries, including share-based compensation	207,481	316,846
Permitting and environmental monitoring	130,830	55,342
Geological contractors/consultants & related crew care costs	101,032	413,861
Expenditures for the period	$926,282	$2,022,509
Cumulative balance	$18,729,896	$17,037,043

Details of exploration and evaluation expenditures incurred and expensed on the Contact Properties are as follows:

	Six months ended
	June 30, 2022	June 30, 2021
Green Springs	$722,538	$1,857,211
Pony Creek	190,784	145,132
Cobb Creek	-	41
South Carlin Projects	-	1,197
Portfolio properties	12,960	18,928
Expenditures for the period	$926,282	$2,022,509
Cumulative balance	$18,729,896	$17,037,043

Wages and salaries of $277,076 and $574,460 for the three and six months ended June 30, 2022 (2021 comparative periods: $289,606 and $573,457), respectively, reflects amounts earned by officers and employees of the Company not directly attributable to exploration.  A non-cash expense of $40,000 and $80,000 is also included related to directors' fees during the three and six months ended June 30, 2022 (three and six months ended June 30, 2021: $48,750 and $97,500), respectively. Director fees are typically settled with the award of DSUs.  The award related to the three-months ended June 30, 2022 has been deferred, and has not yet been made as of the date of this MD&A The value of wages and salaries recognized to the statement of loss and comprehensive loss may vary from period-to-period depending upon the level of activity underway at the Contact Properties, as such value is attributed to exploration and evaluation, and presented separately.

Stock-based compensation expense, as directly reflected in the consolidated statement of loss and comprehensive loss for the three and six months ended June 30, 2022, is $31,931 and a recovery of $8,421 (2021 comparative periods: $74,147 and $229,062), respectively.  An additional amount of $3,782 and $8,594, respectively, was charged to exploration and evaluation expenditures for the three- and six-months ended June 30, 2022 (2021 comparative periods: $20,568 and $74,327).

Refer in this MD&A under section "Outstanding Securities - Stock-based compensation" for a summary of cancellations, forfeitures and new awards of Options and DSUs during the period.  The remaining average contractual life of Options outstanding is 2.45 years.  In determining the fair market value of stock-based compensation awarded, management makes significant assumptions and estimates. These assumptions and estimates have an effect on the stock-based compensation expense recognized and on the contributed surplus balance on our statements of financial position. Management has made estimates of the life of the Options, the expected volatility, and the expected dividend yields that could materially affect the fair market value of this type of security. Stock-based compensation expense should be expected to vary from period-to-period depending on several factors, including whether any of Options, DSUs, or RSUs are granted in a period, and the timing of vesting or cancellation of such equity instruments.

Professional, legal and advisory fees recognized for the three and six months ended June 30, 2022 of $44,878 and $152,875 (2021 comparative periods: $316,031 and $517,705), respectively, reflect ongoing legal, audit and related advisory services.  During the comparative periods, fees arising from such services also included incremental compliance costs incurred due to the Company's (previous) legal status as a U.S. incorporated entity listed on the TSXV, and those costs incurred relating to the Repatriation Transaction.

Investor relations, promotion, and advertising expenses of $60,142 and $163,183 for the three and six months ended June 30, 2022 (2021 comparative periods: $67,771 and $123,675), respectively, include marketing activities (including related travel costs in early 2021), website maintenance, and related costs to update shareholders of Contact Gold and prospective investors.  Amounts in 2022 have increased compared to those in 2022 with the resumption of some in-person marketing events and conferences, and an increase in more online and internet-based activities.

Administrative, office, and general expenses of $81,694 and $151,511 for the three and six months ended June 30, 2022 (2021 comparative periods: $64,231 and $129,480), respectively, includes head office-related costs, ongoing listing and filing fees, banking charges, and other general administrative costs.  Expenses in 2022 are generally lower as reflection of the completion of the Repatriation Transaction, a reduction in wages and salaries, and the ongoing effort of management to streamline and reduce operating costs.

Foreign exchange expense during the three and six months ended June 30, 2022, is a gain of $107 and loss of $85, respectively (2021 comparative periods: loss of $13,514 and $40,652).  The Foreign exchange expense reflects primarily the impact of a gain on the revaluation of our USD-denominated cash balance at period end.  Depending on the volatility of the exchange rate from period-to-period, the impact on the statement of loss and comprehensive loss could be significant.

Financial Position

The following financial data and discussion is derived from the Interim Financial Statements.

	June 30, 2022	December 31, 2020
Current Assets	$1,418,690	$3,175,171
Total Assets	$30,867,140	$32,116,860
Total Current Liabilities	$482,455	$340,180
Total Liabilities	$663,167	$481,265
Shareholders' Equity	$30,203,973	$31,635,595
Number of Contact Shares outstanding	301,415,451	301,282,072
Basic and fully diluted loss per weighted average number of Contact Shares for the period ended	$(0.01)	$(0.02)

Assets

The decrease in total assets reflects (i) a $1.52 million decrease in the balance of cash and cash equivalents, net of ongoing expenditures for continued exploration and general corporate activities, (ii) an increase of $0.47 million to the value attributable to the Contact Properties, and (iii) the decrease of prepaids and deposits as compared to amounts held at December 31, 2021 owing in particular to a larger balance paid in advance at year end for investor relations related endeavours.

The Contact Properties, and changes to the reported values thereto, include:

	Green Springs	Pony Creek	Cobb Creek	Portfolio properties	Total
	$	$	$	$	$
December 31, 2020	574,510	26,150,458	27,356	2,470,054	29,222,378
Additions	61,970	-	-	-	61,970
Recovery from earn-in	-	-	(27,208)	(56,939)	(84,147)
Impairments	-	-	-	(161,733)	(161,733)
Foreign Exchange	(1,017)	(110,910)	(148)	(10,588)	(122,663)
December 31, 2021	635,463	26,039,548	-	2,240,794	28,915,805
Foreign Exchange	10,426	427,213	-	36,764	474,403
June 30, 2022	645,889	26,466,761	-	2,277,558	29,390,208

The value of Cobb Creek at June 30, 2022 and December 31, 2021 is nil, as the total value of consideration received pursuant to the Cobb Creek Option is greater than what had been the carrying value.  Excess amounts received from Fremont have been captured as Other Income on the statement of loss and comprehensive loss.

The value of the Contact Properties may vary period-over-period reflective of changes in the USD-$ foreign exchange rate.  Balances presented as the "Portfolio properties" include those Contact Properties that are not separately identified.

Liabilities

Current liabilities as at June 30, 2022 comprises payables and accrued liabilities of $439,610 (December 31, 2021: $307,585), Cobb Creek Obligation current liabilities of $36,113 (December 31, 2021: $32,595) reflective of the amount due to the Cobb Counterparty in the next 12-months and the current portion of the lease obligation $6,732 due on a newly acquired pick-up truck for use at site. The balances of payables and accruals will generally vary dependent upon the level of activity at the Company, and the timing at period end of invoices and amounts we have actually paid.

As at June 30, 2022, the Company had recognised a reclamation obligation of $143,400 (USD 111,283) relating to disturbance at Pony Creek and Green Springs.  The balance has been included as a non-current obligation reflective of the estimated future timing of any related reclamation and remediation activities, and is unchanged, save for the impact of foreign exchange  compared to the prior year end balance.    The balance of non-current liabilities also includes the amount due toward the vehicle lease payable after June 30, 2023 ($37,312).

Cash Flows

The Company is still considered to be in the exploration stage and as such does not earn any significant revenue.

Total cash used in operating activities was $1,505,457 during the six months ended June 30, 2022, compared to $2,848,532 in cash used in operating activities during the comparative period. Cash flows in both years relate to exploration and general corporate activities.  Operating cash outflows for professional, legal, and advisory fees were higher in 2021 as the Company planned for and completed the Repatriation Transaction.  The Company's efforts to reduce operating costs in 2022 has also resulted in lower cash outflows than those in the comparative period.

Total cash flows provided by investing activities was $22,500 during the six months ended June 30, 2022 pursuant to the sale of marketable securities held. Investing cash flows in 2021 arose from the recovery of payments on mineral property interests subject to farm-out transactions.

Total cash flows used in financing activities was $14,312 during the six months ended June 30, 2022 in settlement of the new lease obligation.

Financial Instruments and Other Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, Contact Gold classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive (loss) income ("FVOCI"), or at amortized cost.  The Company determines the classification of financial assets at initial recognition.  The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.  Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL.  For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVOCI.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement. In general, fair values determined by "Level 1" inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by "Level 2" inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by "Level 3" inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset.

The Company's financial assets and liabilities are comprised of:

i. Cash and Cash Equivalents: Cash and cash equivalents comprise cash on hand, and deposits in banks that are readily convertible into a known amount of cash, or with an initial maturity of 90 days or fewer. Cash and cash equivalents are classified as subsequently measured at amortized cost.

ii. Loans and Receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Contact Gold's loans and receivables are comprised of 'Receivables' and 'Deposits', and are classified respectively as appropriate in current or non-current assets according to their nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost. Trade receivables are recorded net of lifetime expected credit losses.

iii. Other Financial Assets: Other financial assets consist of investments in marketable equity securities of publicly traded entities which are classified as subsequently measured at fair value through profit or loss. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date. Changes in fair value are recognized in the statement of loss.

iv. Other Financial Liabilities: Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Subsequently, these other financial liabilities are measured at amortized cost using the effective interest method with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period. Other financial liabilities include payables and accrued liabilities (Level 2), the lease obligation (Level 2), and the Cobb Creek obligation (Level 3). Other financial liabilities are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities. The final USD 30,000 payment of the Cobb Creek obligation is due in November 2022.

v. Expected Credit Losses: Contact Gold applies the simplified approach provided in IFRS 9, Financial Instruments to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

At each reporting date, management assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVOCI remain within the accumulated other comprehensive income (loss).

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

Risks Associated With Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks. As at June 30, 2022, the Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and lease obligations. It is management's opinion that (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values unless otherwise noted in the Interim Financial Statements.

The Cobb Creek Obligation are considered to Level 3 type financial liabilities, determined by observable data points, in particular the Company's share price, and for certain of these financial instruments, the rate of USD-$ foreign and the Company's credit spread, with reference to current interest rates and yield curves.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits. As at June 30, 2022, the balance of cash held on deposit was $1.16 million (December 31, 2021: $2.68 million).  The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

Market Risk - Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for the Company's shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's mineral property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar in relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar at June 30, 2022 would have resulted in a $7,853 increase or decrease respectively, in the Company's cash balance.  The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.  A significant portion of the Company's cash balance may be held in USD in any given period.

Material Accounting Policy Information and Estimates

The preparation of financial statements in conformity with IFRS, requires management to make judgements, estimates, and assumptions that affect the reported amounts of assets, liabilities, and expenses.  For a detailed presentation of all of Contact Gold's significant accounting policies and the estimates derived therefrom, along with discussion as to judgments and estimates made by management which might impact the financial information, and a summary of new accounting pronouncements, please refer to disclosures in the Interim Financial Statements.

Preliminary internal discussions have begun in order to evaluate the consequences of the new pronouncements, but the full impact has yet to be assessed.

Re-adoption of IFRS and reclassification of prior periods

Following completion of the Repatriation Transaction, and beginning for the period ended June 30, 2021, the Company changed its accounting policies with retrospective application to IFRS. The Company's previous financial statement information was prepared in accordance with US GAAP for the years ended December 31, 2019, and 2020, and the interim periods of 2020 and the first quarter of 2021.  Prior to that the Company had reported its financial statements pursuant to IFRS.  IFRS differs in some respects from US GAAP; the impact of these differences have been disclosed in the AFS. Accordingly, financial information filed under the Company's issuer profile on SEDAR for the years ended December 31, 2021, may not be comparable to those previously filed financial statements.

In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous accounting framework and policies, unless there is objective evidence that those estimates were in error.  In the Company's case with Re-adoption, all estimates are consistent with its US GAAP estimates for the same date.

Related Party Transactions

Refer to disclosure in the Interim Financial Statements.

Scientific and Technical Disclosure

The Contact Properties are all early stage and do not contain any mineral resource estimates as defined by S-K 1300. There are no assurances that the geological similarities to projects mentioned herein operated by GSV, Calibre, or other project along the Carlin Trend, will result in the establishment of any resource estimates at any of Contact Gold's property interests including Pony Creek, or that the Pony Creek can be advanced in a similar timeframe. The potential quantities and grades disclosed herein are conceptual in nature and there has been insufficient exploration to define a mineral resource for the targets disclosed herein. It is uncertain if further exploration will result in targets on any of the Contact Properties being delineated as a mineral resource.

The scientific and technical information contained in this MD&A has been reviewed and approved by Vance Spalding, CPG, Vice President Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-10.

Known Trends and Uncertainties

Trends and uncertainties, and economic and industry risk factors that may affect our business, in particular those that could affect our liquidity and capital resources, are described in more detail under the heading "Risk Factors" in the Company's AIF.  There are currently significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development, including:

Global Financial Conditions, and the Market Price of the Company's Securities

Global financial conditions have been characterized by ongoing volatility with a particularly negative impact on access to public financing for earlier-stage and even advanced-stage mineral exploration companies.  As at the date of this MD&A there is also a significant amount of uncertainty and economic disruption caused by the global COVID-19 outbreak that has had a volatile and unpredictable impact on access to capital and liquidity, and access to public financing.

These conditions may affect the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. If such conditions continue, the Company's operations could be negatively impacted.  More specifically, the price of the Company's securities, its financial results, and its access to the capital required to finance its exploration activities may in the future be adversely affected by declines in the price of precious and base metals and, in particular, the price of gold. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company's control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions, interest rates, exchange rates, inflation or deflation, currency exchange fluctuation, global and regional supply and demand, production and consumption patterns, speculative activities, increased production due to improved mining and production methods, government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection, and international political and economic trends, conditions and events.  If these or other factors continue to adversely affect the price of gold, the market price of the Company's securities may decline, and the Company's operations may be materially and adversely affected.

The Contact Shares currently trade on the TSXV and the OTCQB. Securities of micro-cap and small-cap companies have experienced substantial price and volume volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved or the value of underlying assets. These factors include macroeconomic developments and political environments in North America and globally and market perceptions of the attractiveness of particular industries. There is no assurance that the price of the Contact Shares will be unaffected by any such volatility.

The price of the Contact Shares is also likely to be significantly affected by short-term changes in mineral and commodity prices or in its financial condition or results of operations as reflected in its quarterly financial reports.

Other factors that may have an effect on the price of the Contact Shares include the following:

1. the price of gold and other metals;

2. the pervasive and ongoing impact of the COVID-19 outbreak;

3. the Company's operating performance and the performance of competitors and other similar companies;

4. the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

5. lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of Contact Shares;

6. the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities;

7. a substantial decline in the price of the Contact Shares that persists for a significant period of time could cause the Company's securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity;

8. the results of the Company's exploration programs and/or resource estimates (initial or otherwise) for Green Springs, Pony Creek, or any of the other Contact Properties;

9. the Company's ability to obtain adequate financing for further exploration and development;

10. changes in the Company's financial performance or prospects;

11. the number of Contact Shares to be publicly-traded after a public offering or private placement of securities of the Company;

12. changes in general economic conditions;

13. the arrival or departure of key personnel;

14. acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

15. changes or perceived changes in the Company's creditworthiness;

16. performance and prospects for companies in the mining industry generally;

17. the number of holders of the Contact Shares;

18. the sale, of perceived threat of sale, of securities by major shareholders;

19. the extent of analytical coverage available to investors concerning the Company's business may be limited if investment banks with research capabilities do not follow the Company's securities;

20. the interest of securities dealers in making a market for the Contact Shares;

21. prevailing interest rates;

22. changes in global business or macroeconomic conditions; and

23. the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information" in the Company's AIF.

As a result of any of these factors, the market price of the Contact Shares at any given point in time may not accurately reflect the Company's long-term value and shareholders may experience capital losses as a result of their investment in the Company.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Early-Stage Development Company

The Company is a junior resource company focused primarily on the acquisition, exploration and development of mineral properties located in Nevada. The Company's properties have no established mineral resources or mineral reserves on any of the Contact Properties due to the early stage of exploration at this time.  Any reference to potential quantities and/or grade is conceptual in nature, as there has been insufficient exploration to define any mineral resource or mineral reserve and it is uncertain if further exploration will result in the determination of any mineral resource or mineral reserve. Quantities and/or grade described in this MD&A should not be interpreted as assurances of a potential mineral resource or reserve, or of potential future mine life or of the profitability of future operations.

Few properties that are explored are ultimately developed into producing mines and there is no assurance that any of the Company's projects can be mined profitably. Substantial expenditures are required to establish mineral resources or mineral reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Any profitability in the future from the business of the Company will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors.

The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors.  Substantial expenditures are required to establish mineral reserves that are sufficient to support commercial mining operations and to construct, complete and install mining and processing facilities on those properties that are actually developed.

No assurance can be given that any particular level of recovery of minerals will be realized or that any potential quantities and/or grade will ever qualify as a mineral resource, or that any such mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Where expenditures on a property have not led to the discovery of mineral reserves, incurred expenditures will generally not be recoverable.

Geopolitical risks

Recent events in Europe prompted by the conflict in Ukraine, and the response from multiple countries, corporations and governmental agencies may have far reaching impacts on commodity prices, foreign currency exchange rates, and the price of publicly traded companies. The uncertainty and increasing volatility of the situation in Europe, and consequentially in the capital markets may impact the Company's business and the ability to raise new capital.

Government Regulation

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, including plant and animal species, and more specifically including the greater sage-grouse, mining taxes and labour standards. In order for the Company to carry out its activities, its various licences and permits must be obtained and kept current. There is no guarantee that the Company's licences and permits will be granted, or that once granted will be extended. In addition, the terms and conditions of such licences or permits could be changed and there can be no assurances that any application to renew any existing licences will be approved. There can be no assurance that all permits that the Company requires will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licences that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions. Future taxation of mining operators cannot be predicted with certainty so planning must be undertaken using present conditions and best estimates of any potential future changes.

Environmental related requirements and Climate Change considerations

The current and anticipated future operations and exploration activities of the Company on its projects in the United States require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, State and local laws and regulations governing various elements of the extractive industry. It is the Company's intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

Mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern and recognizes that our operations may be subject to extensive transition and physical climate-related risks. These risks are highly uncertain and may have an adverse effect on Company operations.

As the Company is presently at the early exploration stage with all of our properties, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will likely require Inflection to provide remedial actions to correct the negative effects. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory authorities curtailing the Company's operations or requiring corrective measures, any of which could result in the Company incurring substantial expenditures. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development.

ITEM 2. Other Information

None.

ITEM 3. Financial Statements

The accompanying semi-annual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and shareholders' equity in conformity with IFRS.  Except as disclosed herein, and as detailed in the Interim Financial Statements and AFS as it relates to the Re-adoption, there has been no material change in the information disclosed in (i) the notes to the financial statements included in the Form 1-A for the years ended December 31, 2019 and 2020, nor in (ii) the notes to the AFS included on Form 1-K.

The Interim Financial Statements have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of the Interim Financial Statements.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

Contact Gold Corp.

An exploration stage company

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2022 and 2021

Unaudited

(Expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under Canadian National Instrument 51-102, Continuous Disclosure Obligations, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Contact Gold Corp. (the "Company") have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

Contact Gold Corp.
Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

As at	Notes	June 30, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash and cash equivalents		1,159,105	2,684,939
Receivables, prepaids and deposits	5	259,585	490,232
Total current assets		1,418,690	3,175,171

Non-current assets
Marketable securities	6(c)	-	22,500
Fixed assets		58,242	33,84
Exploration properties and deferred acquisition costs	6	29,390,208	28,915,805
Total non-current assets		29,448,450	28,941,689
Total assets		30,867,140	32,116,860

Liabilities and shareholders' equity

Current liabilities
Payables and accrued liabilities	7, 9	439,610	307,585
Cobb Creek obligation	6(c)	36,113	32,595
Lease obligation		6,732	-
Total current liabilities		482,455	340,180

Non-current liabilities
Provision for site reclamation	6(a),6(b)	143,400	141,085
Lease obligation	6,7	37,312	-
Total non-current liabilities		180,712	141,085

Total liabilities		663,167	481,265

Shareholders' equity
Share capital	8	74,802,861	74,783,060
Contributed surplus	8(c)	7,256,258	7,235,888
Accumulated other comprehensive loss		(1,758,896)	(2,253,867)
Accumulated deficit		(50,096,250)	(48,129,486)

Total shareholders' equity		30,203,973	31,635,595

Total liabilities and shareholders' equity		30,867,140	32,116,860

Nature of operations and going concern	1, 2
Subsequent event	12

Approved by the Board of Directors:

"Riyaz Lalani", Director	"John Dorward", Director

Contact Gold Corp.
Interim Consolidated Statements of Loss (Gain) and Comprehensive Loss
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

		Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
	Note
Operating expenses:		$	$	$	$
Exploration and evaluation expenditures	6	648,219	1,103,272	926,280	2,022,509
Wages and salaries		277,076	289,606	574,460	573,457
Investor relations, promotion, and advertising		60,142	67,771	163,183	123,675
Professional, legal & advisory fees		44,878	316,031	152,875	517,705
Administrative, office, and general		81,694	64,231	151,511	129,480
Loss on disposal of financial assets		6,050	-	6,050	-
Accretion of Cobb Creek obligation	6(c)	1,518	2,689	2,944	5,313
Foreign exchange loss (gain)		(107)	13,514	85	40,652
Interest income		(1,173)	(234)	(2,203)	(1,713)
Stock-based compensation expense (recovery)		31,931	74,147	(8,421)	229,062

Loss before income taxes		1,150,228	1,931,027	1,966,764	3,640,140

Income taxes		-	-	-	-

Loss for the period		1,150,228	1,931,027	1,966,764	3,640,140

Other comprehensive income (loss)
Items that may be reclassified subsequently to net loss
Exchange differences on translation of foreign operations	6	914,964	(370,583)	494,971	(805,868)
Items that will not be reclassified subsequently to net loss
Net unrealized loss on financial assets	6(c)	-	(15,000)	-	(65,000)

Total loss and comprehensive loss for the period		235,264	2,316,610	1,471,793	4,511,008

Loss per Contact Share	9(e)
Basic and diluted loss (gain) per share		$0.00	0.01	0.01	0.02

Weighted average number of Contact Shares (basic and diluted)		301,415,451	240,799,707	301,402,187	240,819,003

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

	Common Shares		Contributed surplus	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficit)
	(Notes 6(a), and 8)		(Note 8)
	#	$			$	$
Balance as at January 1, 2021 (as restated - Note 13)	240,757,892	72,387,426	6,075,498	(2,045,437)	(42,455,601)	33,961,886

Shares issued pursuant to exercise of RSUs	79,735	15,150	(15,150)	-	-	-
Shares issued pursuant to exercise of DSUs	444,445	37,778	(70,000)	-	-	(32,222)
Stock-based compensation	-	-	433,112	-	-	433,112
Cumulative translation adjustment	-	-	-	(870,868)	-	(870,868)
Net loss for the period	-	-	-	-	(3,640,140)	(3,640,140)

Balance as at June 30, 2021	241,282,072	72,440,354	6,423,460	(2,916,305)	(46,095,741)	29,851,768

Balance as at January 1, 2022	301,282,072	74,783,060	7,235,888	(2,253,867)	(48,129,486)	31,635,595

Shares issued pursuant to exercise of RSUs	133,379	19,801	(19,801)	-	-	-
Stock-based compensation	-	-	40,171	-	-	40,171
Cumulative translation adjustment	-	-	-	494,971	-	494,971
Net loss for the period	-	-	-	-	(1,966,764	(1,966,764)
Balance as at June 30, 2022	301,415,451	74,802,861	7,256,258	(1,758,896)	(50,096,250)	30,203,973

The accompanying notes form an integral part of these condensed interim consolidated financial statements

Contact Gold Corp.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted - unaudited)

		Six months ended June 30, 2022	Six months ended June 30, 2021
	Notes
		$	$
Cash flows from operating activities
Net loss (gain) for the period		(1,966,764)	(3,640,140)
Adjusted for:
Movements in working capital:
Receivables	6	(19,329)	(59,857)
Prepaids	5	249,976	148,788
Payables and accrued liabilities	7	132,025	258,395
Stock-based compensation	9(c)	40,171	433,112
Accretion of Cobb Creek obligation	6(c)	2,944	5,313
Foreign exchange impact on Cobb Creek obligation		574	2,665
Amortization		3,696	4,325
Other income(loss)		-	(1,133)

Net cash used in operating activities		(1,556,707)	(2,848,532)

Cash flows from investing activities
Cash received from disposal of financial assets		22,500	-
Change in working capital related to exploration property interests		-	18,863
Cash received from farm-out of South Carlin Projects	6(d)	-	25,432

Net cash used in investing activities		22,500	44,295

Cash flows from financing activities
Principal payments on lease liability		(14,312)	-
Change in working capital attributable to share issue cost		-	(20,000)

Net used in financing activities		(14,312)	(20,000)

Effects of exchange rate changes on the balance of cash held in foreign currencies		22,685	37,192

Net decrease in cash		(1,525,834)	(2,787,045)

Cash and cash equivalents, beginning of period		2,684,939	4,753,148
Cash and cash equivalents, end of the period		1,159,105	1,966,103

The accompanying notes form an integral part of these condensed interim consolidated financial statements

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

1.  NATURE OF OPERATIONS

Nature of Business

Originally incorporated as Winwell Ventures Inc. ("Winwell") under the Business Corporations Act (Yukon) on May 26, 2000, Contact Gold Corp. (the "Company," or "Contact Gold") was continued under the laws of the State of Nevada on June 7, 2017 as part of a series of transactions that included a reverse acquisition of a non-operating company (the "RTO Transaction"), and the acquisition of a 100% interest in Clover Nevada II LLC ("Clover"), a Nevada limited liability company holding a portfolio of gold properties (the "Contact Properties") located on Nevada's Carlin, Independence and Northern Nevada Rift gold trends  (the "Clover Acquisition").

The Company began trading on the TSX Venture Exchange ("TSXV") under the symbol "C" on June 15, 2017.

On June 4, 2021, the Company completed an internal reorganization designed to continue and redomicile Contact Gold Corp. from incorporation in the State of Nevada to the Province of British Columbia ("BC") as part of an internal reorganization (the "Repatriation Transaction").

The Company is engaged in the acquisition, exploration, and development of exploration properties in Nevada. The Company maintains a head office at 1050-400 Burrard St., Vancouver, BC, Canada.

2. BASIS OF PRESENTATION AND GOING CONCERN

a. Unaudited interim financial data and change of accounting policies: Re-adoption of IFRS

These unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021 (the "Interim Financial Statements"), have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Company's annual audited consolidated financial statements for the years ended December 31, 2021 and 2020, and as at January 1, 2020, and related notes thereto (the "AFS") which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Financial information filed under the Company's issuer profile on SEDAR for the years ended December 31, 2019 and December 31, 2020, and for each of the interim periods for the year 2020, and the three-months ended March 31, 2021, inclusive were prepared in accordance with United States Generally Accepted Auditing Principles ("US GAAP").  Financial statements prepared for periods prior to this were prepared pursuant to IFRS.

On June 4, 2021, the Company completed an internal reorganization that redomiciled Contact Gold Corp. from incorporation in the State of Nevada to the Province of BC (the "Repatriation Transaction"). As a consequence, the Company reverted to preparing and reporting its consolidated financial statements pursuant to IFRS beginning with the interim period ended June 30, 2021.  For ease of transition, the Company looked to guidance at IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"), and applied IFRS retrospectively as if Contact Gold had continued to report its consolidated financial statements pursuant to IFRS on an uninterrupted basis (the "Re-adoption").  Accordingly, the Company elected to change all of its accounting policies to comply with IFRS. IFRS differs in some respects from US GAAP and thus may not be comparable to those previously filed financial statements. Further discussion is provided in the AFS (Note 13).

These Interim Financial Statements are presented on a historical cost basis, except for derivative financial instruments which have been measured at fair value, and are presented in Canadian dollars ("$"), except where otherwise indicated. Amounts in United States dollars are presented as "USD". The Company uses the same accounting policies and methods of computation across all periods presented in the Interim Financial Statements pursuant to the Re-adoption.

In the opinion of management, the Interim Financial Statements reflect all normal and recurring adjustments necessary for the fair presentation of the Company's financial position as at June 30, 2022, and June 30, 2021, and results of its operations for each of the three- and six-month periods there ended. The results for three- and six-month periods ended June 30, 2022 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2022, or for any other future annual or interim period.

The Board of Directors of the Company (the "Board") authorized the Interim Financial Statements for issuance on August 18, 2022.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

2.  BASIS OF PRESENTATION AND GOING CONCERN (continued)

b. Going concern

The Interim Financial Statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying values in the normal course of business for the foreseeable future; and do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 ("COVID-19") a global pandemic. This contagious disease outbreak, which has continued to mutate and spread has adversely affected workforces, economies, and financial markets globally, giving rise to broad market volatility and uncertainty, and potentially leading to an economic downturn.  The effect of the COVID-19 virus, the impact of mutations and variants thereof,  and the actions recommended to combat the virus are changing constantly. As of the date these financial statements are issued, management doesn't believe that COVID-19 has had a negative impact on the Company's operations, but are aware that it may impact the Company's ability to raise money or ability to access and explore its properties should travel restrictions be extended or expanded in scope. It is not possible for the Company to predict the duration, evolution, or magnitude of the adverse results of the outbreak or its effects on the Company's business or ability to raise funds.

Recent events in Europe prompted by the conflict in Ukraine, and the response from multiple countries, corporations and governmental agencies may have far reaching impacts on commodity prices, foreign currency exchange rates, and the price of publicly traded companies. The uncertainty and increasing volatility of the situation in Europe, and consequentially in the capital markets may impact the Company's business and the ability to raise new capital.

Contact Gold recorded a loss of $1.97 million and a comprehensive gain of $0.49 million for the six months ended June 30, 2022.  As at June 30, 2022, Contact Gold has an accumulated deficit of $50.10 million, and working capital of $0.94 million.  The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.

Contact Gold's continuation as a going concern depends on its ability to successfully raise capital.  Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company; therefore giving rise to a material uncertainty which may cast significant doubt as to whether Contact Gold's cash resources and working capital will be sufficient to enable the Company to continue as a going concern for the 12-month period after the date of these Interim Financial Statements.  Consequently, management is pursuing various financing alternatives to fund operations and advance its business plan. To facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company may determine to reduce the level of activity and expenditures, or divest of certain mineral property assets, to preserve working capital and alleviate any going concern risk. In order to satisfy its capital requirements and undertake its planned exploration program into 2022 the Company acknowledges that it will likely be necessary to raise funds through the issuance of new Contact Shares. There is no guarantee that any contemplated transaction will be concluded.

3. MATERIAL ACCOUNTING POLICY INFORMATION

See Note 3 - Material Accounting Policy Information contained in the AFS.

a. Basis of consolidation

The Interim Financial Statements include the financial statements of the parent company, Contact Gold Corp., and its subsidiaries, as listed below:

Name of subsidiary	Principal activity	Location	Ownership interest
Carlin Opportunities Inc. ("Carlin")	Holding company	Canada	100%
Contact Gold US Holding Corp. ("CGUS")	Holding company	United States	100%
Clover Nevada II LLC ("Clover")	Mineral exploration	United States	100%

Pursuant to having completed the RTO Transaction on June 7, 2017, Carlin was identified as the accounting acquirer and is presented in the Interim Financial Statements as the parent company.

All significant intercompany transactions are eliminated on consolidation.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

b. Foreign exchange

Items included in the Interim Financial Statements are measured using the currency of the primary economic environment in which the Company operates (the "functional currency").  Each of Carlin and Contact Gold Corp. raise financing and incur expenditures in Canadian dollars, giving rise to a $ functional currency; Clover and CGUS generally incur expenditures and receive funding from the Company in United States dollars ("USD"), and accordingly have a USD functional currency.

Determination of functional currency involves certain judgments to determine the primary economic environment in which the company operates, and management of the parent entity reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

In preparing the Interim Financial Statements, transactions in currencies other than the Company's functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are in a currency other than $ are retranslated at the rates prevailing at that date, giving rise to foreign exchange gains and losses in the consolidated statements of loss and comprehensive loss. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case, the exchange rates at the dates of the transactions are used.

c. Exploration property acquisition costs

Exploration property acquisition costs are capitalized. The application of the Company's accounting policy for exploration property acquisition and transaction costs requires judgment to determine the type and amount of such costs to be capitalized.  Capitalized acquisition costs are written down in the period in which it is determined that the exploration property has no future economic value.  Capitalized amounts may be impaired if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property.  Management of Contact Gold reviews the carrying value of each exploration property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable, the amount is adjusted. Judgment is required to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have not reached a stage that permits a reasonable assessment of the existence of reserves

The acquisition of title to exploration properties is a complicated and uncertain process. Although management of Contact Gold take steps to verify title to exploration properties in which it holds an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior transfer, agreements or net smelter returns ("NSR") royalty interests, and/or may be affected by undetected defects. Furthermore, resource exploration is a speculative business and involves a high degree of risk. There is no certainty that the expenditures made by Contact Gold in the exploration of its property interests will result in discoveries of commercial quantities of minerals. Significant expenditures are required to locate and estimate ore reserves, and further the development of a property.  Capital expenditures to bring a property to a commercial production stage are also significant. There is no assurance the Company has, or will have, commercially viable ore bodies.

There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production.

Upon abandonment or disposal (including farm-out transaction), any consideration received is credited against the carrying amount of the exploration and evaluation property interests, with any excess consideration greater than the carrying amount included as a gain in profit or loss.

d. Exploration property claims maintenance fees

Claims maintenance fees paid to the United States' Department of Interior's Bureau of Land Management (the "BLM") and similar fees paid to state and municipal agencies, as well as fees paid annually pursuant to private property lease and other similar land use arrangements (together, "Claims Maintenance fees"), are accounted for as prepaid assets and amortized over the course of the period through which they provide access and title.

Such fees, paid to the BLM, cover the twelve-month period ranging from September 1 to August 31 of the subsequent year.  Fees paid to the respective Nevada counties cover the twelve-month period from November 1 to October 31 of the subsequent year. Prepaid Claims Maintenance fees are written down in the period in which it is determined that the related exploration property has no future economic value.  Fees paid pursuant to private property lease and other similar land use arrangements are expensed in the period in which they are due and paid.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

e. Exploration and evaluation expenditures

With the exception of Claims Maintenance fees, exploration expenditures, including property lease, and advance royalty payments, are expensed as incurred. When it has been established that a mineral deposit can be commercially mined and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine prior to the start of mining operations will be capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to an exploration property are estimated to be less than the carrying value of the property.

None of the Company's properties have any known body of commercial ore or any established economic deposit; all are currently in the exploration stage.  Capital expenditures to bring a property to a commercial production stage are also significant. To date, no amounts have been capitalized in respect of development activities. There is no assurance the Company has, or will have, commercially viable ore bodies. There is no assurance that management of the Company will be able to arrange sufficient financing to bring ore bodies into production

Contact Gold's election to expense exploration and evaluation expenditures, will likely result in the Company reporting larger losses than other companies in the exploration stage who have elected to capitalize expenditures relating to the exploration and advancement of mineral property interests. As a result, the Company's financial results may not be directly comparable to the financial statements of companies in the exploration stage.

f. Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the consolidated statement of loss during the period in which they are incurred. Useful lives are determined by management on an asset-by-asset basis upon initial recognition.

Depreciation expense of assets used in exploration is captured as part of the aggregate exploration and evaluation expenditure recognized on the consolidated statement of loss during the period to which it relates. Management reviews the estimated useful lives, residual values and depreciation methods of the Company's plant and equipment at the end of each financial year and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively. Depreciation expense of right-of-use assets are depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of plant and equipment.

g. Leases

Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. The right-to-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for lease prepayments, lease incentives received, the lessee's initial direct cost (e.g., commissions) and an estimate of restoration, removal and dismantling costs.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. Subsequently, lessees accrete the lease liability to reflect interest and reduce the liability to reflect lease payments made, and the related right-of-use asset is depreciated in accordance with the depreciation requirements of IAS 16, Property, Plant and Equipment and the Company's depreciation policies. Right-of-use assets are subject to impairment testing under IAS 36, Impairment of Assets. The part of the lease payment that represents interest portion of the lease liability is presented as an operating cash flow when the associated right-of-use asset is deployed in exploration and evaluation activities, and otherwise as a cash flow resulting from financing activities. Short-term leases and leases with low value underlying assets, if any, are recognized on a straight-line basis in the consolidated statements of loss and comprehensive loss.

The current and non-current obligation related to the vehicle lease at June 30, 2022 is $6,732 and $37,312, respectively. The Company paid $14,312 toward the principal, and $2,404 in interest expense during the six-months ended June 30, 2022 (Note 6).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

3. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

h. Recently adopted accounting standards and pronouncements

On February 12, 2021, the IASB issued, "Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)" providing guidance intended to help preparers in deciding which accounting policies to disclose in their financial statements.  IAS 1, "Presentation of Financial Statements" has been amended in the following ways:

  An entity is now required to disclose its material accounting policy information instead of its significant accounting policies;
  several paragraphs are added to explain how an entity can identify material accounting policy information and to give examples of when accounting policy information is likely to be material;
  the amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial;
  the amendments clarify that accounting policy information is material if users of an entity's financial statements would need it to understand other material information in the financial statements; and
  the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

IFRS Practice Statement 2 has been amended by adding guidance and examples to explain and demonstrate the application of what was outlined as a 'four-step materiality process' to accounting policy information in order to support the amendments to IAS 1.

Although the amendment guidance is effective for annual periods beginning on or after January 1, 2023, the Company has early adopted this updated disclosure beginning January 1, 2021.

i. Accounting policies not yet adopted

On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020, the IASB issued an amendment to defer the effective date by one year. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

- settlement of a liability includes transferring a company's own equity instruments to the counterparty, and

- when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently assessing the impact of the standard on the financial statements.

4. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES, AND RISKS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Interim Financial Statements and the reported amounts of expenses during the reporting period. Estimates and judgments are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from the amounts estimated in these Interim Financial Statements; uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.  To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

The more significant areas requiring the use of management's judgments, estimates, and assumptions include: the type and amount of exploration property acquisition and transaction costs eligible for capitalization; the assessment of indicators of impairment of exploration properties; the valuation of share-based compensation; whether a contract is or contains a lease; and whether accounting policies are material enough to merit disclosure or not.

Further information on management's judgments, estimates, and assumptions and how they may impact results are described in the relevant notes to these Interim Financial Statements.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

5. RECEIVABLES, PREPAIDS, AND DEPOSITS

The amounts receivable relate to recoverable sales taxes.

Prepaid expenses include $55,763 (December 31, 2021: $208,908; and January 1, 2021: $256,298) in Claims Maintenance fees.

The Company is party to a surety bonding arrangement with a third-party (the "Surety Agent") whereby the Company's reclamation bonding obligations are met by deposits made by the Surety Agent. A finance fee of $10,643 (USD 8,370) for the six months ended June 30, 2022 (June 30, 2021: $12,364 (USD 9,915)) was charged on the balance of the amount advanced and deposited by the Surety Agent. As at June 30, 2022, a total of $720,031 (USD 558,770) (December 31, 2021: USD 558,770) in bonding had been placed by the Surety Agent.

6. EXPLORATION PROPERTIES

The Contact Properties include exploration property claims contiguous to the original tenure and new property interests ("Additions").  The Company has also either vended ("Disposals") or determined to abandon or impair certain properties.

	Green Springs	Pony Creek	Cobb Creek	Portfolio properties	Total
	(a)	(b)	(c)	(d)
	$	$	$	$	$
December 31, 2020	574,510	26,150,458	27,356	2,470,054	29,222,378
Additions	61,970	-	-	-	61,970
Recovery from earn-in	-	-	(27,208)	(56,939)	(84,147)
Impairments	-	-	-	(161,733)	(161,733)
Foreign Exchange	(1,017)	(110,910)	(148)	(10,588)	(122,663)
December 31, 2021	635,463	26,039,548	-	2,240,794	28,915,805
Foreign Exchange	10,426	427,213	-	36,764	474,403
June 30, 2022	645,889	26,466,761	-	2,277,558	29,390,208

With the exception of the Cobb Creek property (nil%), the Contact Properties each carry an NSR royalty of between 2% and 4.5%, some of which include buy-down options.

Specific Contact Properties for which there were changes during the periods presented:

a) Green Springs

The past-producing Green Springs gold property ("Green Springs") is located at the southern end of Nevada's Carlin Trend.  On July 23, 2019, Contact Gold and Clover entered into a purchase option agreement (the "Green Springs Option") with subsidiaries of Gold Royalty Corp. ("GRC"), whereby Clover shall have an option to purchase a 100% interest in the property.

A payment of 362,941 Contact Shares (valued at $66,960) was made to GRC on July 23, 2020, in satisfaction of the first anniversary payment obligation of USD 50,000. The USD 50,000 ($61,970) second anniversary payment was made in cash in July 2021. In exchange for a payment of USD 2,500, GRC agreed to defer the third anniversary payment by one year.  Accordingly, a final payment of USD 150,000, due on the fourth anniversary of the agreement, will satisfy the Green Springs Option.  Anniversary payment amounts may be made in cash or in Contact Shares at Contact Gold's election, subject to regulatory and contractual minimum values of the Contact Shares. Payment of all amounts can be accelerated and completed at any time.

Certain claims within Green Springs are the subject of lease agreements with third-parties, one of which requires an annual USD 25,000 payment, whilst the other requires an annual payment in cash equal to the value of 20 ounces of gold (June 2022: USD 36,426).  Existing royalties on certain mineral property claims that comprise Green Springs range from 3% to 4.5%, based on historical underlying agreements.

An estimate for reclamation costs of $81,899 (December 31, 2021: $80,577) is included in the value of Green Springs (Note 7).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6. EXPLORATION PROPERTIES (continued)

b) Pony Creek

The Pony Creek project is located within the Pinion Range, in western Elko County, Nevada. There is a 3% NSR royalty in favour of an affiliate of Sandstorm Gold Ltd ("Sandstorm") on those claims that comprise Pony Creek acquired in the Clover Acquisition.

Pony Creek also includes the claim packages formerly known as Lumps, Umps, and East Bailey (together, "East Bailey"). There are NSR royalties of 2% and 3% on certain of the East Bailey claims, up to 2% of which can be bought back for USD 1,000,000 per 1%, prior to September 2030. Advance royalty payments are also due annually; the amount paid in September 2021 was USD 25,000 ($31,507). The payment originally due in September 2022 has been waived by the counterparty.

An estimate for reclamation costs of $61,501 (December 31, 2021: $60,508) is included in the value of Pony Creek (Note 7).

c) Cobb Creek

The Cobb Creek exploration property ("Cobb Creek") is located along the Independence Trend in Elko County, Nevada. The Company acquired a 49% interest in Cobb Creek pursuant to the Clover Acquisition, and the remaining 51% interest, and related historic data in a separate transaction from the "Cobb Counterparty".  Consideration due to the Cobb Counterparty is payable as six annual payments of USD 30,000, the first of which was paid on closing of the agreement ($38,379), and the final USD 30,000 payment is due in November 2022. The discounted value of the annual payments at the time of the transaction was $114,329 (the "Cobb Creek obligation").  The total value of the Cobb Creek obligation was recognized as a financial liability at amortized cost, determined with an interest rate of 18.99%, in line with the effective rate determined for the Company's previously issued non-voting preferred shares.

The remaining Cobb Creek obligation is recorded to the consolidated statements of financial position as a current ($36,113) as at June 30, 2022 ($32,594 as at December 31, 2021).  Accretion expense of $2,944, and a foreign exchange loss of $574 have been recorded within loss and other comprehensive loss for the six months ended June 30, 2022 (accretion of $5,313 and a foreign exchange gain of $2,665 for the six months ended June 30, 2021).

By an agreement dated September 27, 2019, as amended (the "Cobb Creek Option"), Clover agreed to farm-out 100% of its interest in Cobb Creek to Fremont Gold Ltd. and its U.S. subsidiary (together, "Fremont").  Pursuant to the Cobb Creek Option, and for so long as it remains in good standing, the Company has assigned its agreement with the Cobb Counterparty, and all associated obligations to Fremont.  Upon completion of the farm-out, Fremont will award to Clover a 2% NSR royalty on Cobb Creek. Initial consideration included: (i) 750,000 common shares of Fremont ("Fremont Shares") ($41,250), (ii) reimbursement of USD 6,000 ($7,949) for a portion of the prior year payment to the Cobb Counterparty, and (iii) reimbursement for the November 2019 payment to the Cobb Counterparty of USD 30,000 ($38,964).  Fremont also reimbursed the Company USD 29,569 ($38,407) in 2019 for certain claims-related holding costs, the amount of which was applied against prepaid Claims Maintenance fees. In satisfaction of the first anniversary payment obligation under the Cobb Creek Option, Fremont issued 750,000 Fremont Shares to the Company on September 25, 2020 (USD 50,388 ($67,500))

Pursuant to an amendment to the Cobb Creek Option, Contact Gold agreed to defer payment to December 31, 2020, and reduce the amount payable for that year by Fremont from USD 30,000 to USD 15,000 in exchange for 500,000 additional Fremont Shares (the "Additional Shares").  The Additional Shares were issued to the Company on October 26, 2020 ($45,000). Fremont paid the USD 20,000 second anniversary payment to the Company in September 2021.

In order to continue to keep the Cobb Creek Option in good standing, and to complete the acquisition of Cobb Creek, Fremont must keep all claims in good standing, make the annual payments to the Cobb Counterparty, and remit the following remaining consideration to the Company:

  Anniversary 3 (Year 4) USD 20,000
  Anniversary 4 (Year 5) USD 25,000
  Anniversary 5 (Year 6) USD 35,000
  Anniversary 6 (Year 7) USD 45,000
  Anniversary 7 (Year 8) USD 55,000
  Anniversary 8 (Year 9) USD 65,000
  Anniversary 9 (Year 10) USD 75,000

The value of the Fremont Shares and cash amounts received from Fremont, including payments by Fremont to the Cobb Counterparty, have been applied against the carrying value of Cobb Creek.    The Company recognized a loss of $11,250 upon disposal of the remaining Fremont Shares during the six month period ended June 30, 2022

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6. EXPLORATION PROPERTIES (continued)

d) Portfolio Properties

South Carlin Projects (North Star, Dixie Flats and Woodruff)

The North Star property is located approximately eight kilometres north of the northern-most point of Pony Creek, in western Elko County, Nevada.  An affiliate of Sandstorm holds a 3% NSR royalty on the North Star property.

The Dixie Flats property sits immediately to the north of the North Star property.  There is a 2% NSR on the Dixie Flats property payable to an affiliate of Sandstorm.

By an agreement dated January 11, 2021 (the "South Carlin and Woodruff Agreement"), Clover granted an arms' length private company (the "Optionor") the sole and exclusive option to acquire a 100% interest in the Dixie Flats, North Star, and Woodruff properties (the "South Carlin Projects"), subject to a 0.25% in addition to those payable to an affiliate to Waterton Nevada Splitter, LLC ("Waterton Nevada"), the entity from whom Contact Gold initially acquired most of the Contact Properties.  The Company received USD 20,000 ($25,432) and a reimbursement of Claims Maintenance fees of USD 31,417 ($39,950), upon execution of the agreement.

The Optionor entered into a sub-option agreement with another party ("SubOptionor"), a private entity.  SubOptionor consequently assumed the Optionor's obligations, which upon satisfaction, will result in the transfer of interest in the properties.

By an amending agreement dated, August 18, 2022, the Company, and the Optionor agreed to adjust the schedule of remaining payments required to keep the option in good standing as follows:

• Immediately following a go-public transaction by a sub-optionor: that number of common shares of the sub-optionor ("SubOptionor Shares") that is greater than 2% of the then outstanding shares of the sub-optionor, and 200,000 SubOptionor Shares

• Annual issuances of the SubOptionor Shares to the Company as:

o First anniversary: Greater of 300,000 or maintaining that 2% shareholding

o Second anniversary: Greater of 350,000 or maintaining that 2% shareholding

o Third anniversary: Greater of 350,000 or increasing to a 3% shareholding

o Fourth anniversary: Greater of 400,000 or maintaining that 3% shareholding

• Upon exercise of the South Carlin and Woodruff Option: that number of SubOptionor Shares which is, when determined including those shares previously issued to the Company, equal to 5% of issued capital of the SubOptionor.

Cash payments are also due to the Company to keep the South Carlin and Woodruff Option in good standing:

Amount of Payment	Due Date of Payment
USD 20,000	the Execution Date (paid)
USD 5,000	Upon execution of the amending agreement
USD 10,000	24-month anniversary of Execution Date
USD 50,000	annually on each of the third anniversary of the Execution Date
USD 75,000	annually on each of the fourth, through eighth anniversaries of the Execution Date (the eighth anniversary bring the final payment

The SubOptionor is currently not publicly traded, no share consideration has been received by the Company.

Pursuant to the Company's assessment of the value of the South Carlin Projects, the Company wrote-down the value of North Star by $585,651 to $nil, and Dixie Flats by $2,612,547 to $738,044 as at December 31, 2020.    The Woodruff property had previously been written down, and was determined to hold -nil value in the South Carlin and Woodruff Agreement.

Remaining property interests

The remaining balance of the Portfolio Properties includes the value of the Wilson Peak property, and the Rock Creek property.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

6. EXPLORATION PROPERTIES (continued)

Exploration and evaluation expenditures, including ongoing amortization of prepaid Claims Maintenance fees (Note 5), have been expensed in the consolidated statements of loss and comprehensive loss.  Details of exploration and evaluation activities, and related expenditures incurred are as follows:

	Six months ended
	June 30, 2022	June 30, 2021
Drilling, assaying, and geochemistry	$244,801	$995,638
Amortization of Claims Maintenance fees	242,138	240,822
Wages and salaries, including share-based compensation	207,481	316,846
Permitting and environmental monitoring	130,830	55,342
Geological contractors/consultants and related crew care costs	101,032	413,861
Expenditures for the period	$926,282	$2,022,509
Cumulative balance	$18,729,896	$17,037,043

Wages and salaries during the six months ended June 30, 2022, include stock-based compensation of $4,812 (six months ended June 30, 2021: $53,759) (Note 9(c)).  An amount of $3,696 in amortization expense arising from the use of fixed assets at Pony Creek and Green Springs, and $2,404 relating to the interest expense arising on the leased vehicle has been included in the amount reported as geological contractors/consultants & related crew care costs for the six months ended June 30, 2022 (six months ended June 30, 2021: $1,824).

Fixed assets comprise a leased pick-up truck acquired in the period and an XRF machine (aggregate carrying value at June 30, 2022: $58,242)

Details of exploration and evaluation expenditures incurred and expensed on the Contact Properties in the respective years ended, are as follows:

	Six months ended
	June 30, 2022	June 30, 2021
Green Springs	$722,538	$1,857,211
Pony Creek	190,784	145,132
Portfolio properties	12,960	20,166
Expenditures for the period	$926,282	$2,022,509
Cumulative balance	$18,729,896	$17,037,043

7. PAYABLES AND ACCRUED LIABILITIES

	As at	As at
	June 30, 2022	June 30, 2021
Payables	$264,639	$128,338
Accrued liabilities	174,971	179,247
	$439,610	$307,585

Payables and accrued liabilities are non-interest bearing.  The Company's normal practice is to settle payables within 30-days, or as credit arrangements will allow.

Non-current liabilities

As at June 30, 2022, the Company recognised a reclamation obligation of $143,400 (December 31, 2021: $141,085) relating to disturbance at Green Springs and Pony Creek (Notes 6(a) and 6(b)).  The balance has been included as a non-current obligation reflective of the estimated future timing of related reclamation and remediation activities.

The obligation arising on the pick-up truck lease was initially measured at the present value of the lease payments to be made over the lease terms, using the implicit in the lease of 22%. Lease liability calculations were based on the assumption that the purchase option will be exercised at the end of the lease term (Note 6).

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

8. SHARE CAPITAL AND CONTRIBUTED SURPLUS

The Company's authorized share capital consists of an unlimited number of Contact Shares with no par value:

a) Issued and outstanding common shares of the Company ("Contact Shares")

Changes in the number of issued Contact Shares during the six months ended June 30, 2022:

(i) Exercise of restricted share units ("RSUs"): On January 18, 2022, 133,379 RSUs were exercised, resulting in the issuance of 133,379 Contact Shares (Note 8(c)(iii)).

Changes in the number of issued Contact Shares during the six months ended June 30, 2021:

(ii) Exercise of RSUs: On March 10, 2021, 54,215 RSUs were exercised, and on March 31, 2021, a further 25,520 RSUs were exercised, resulting in the aggregate issuance of 79,735 Contact Shares (Note 8(c)(iii)).

(iii) Exercise of DSUs: On June 24, 2021, 444,445 DSUs were exercised, resulting in the issuance of 444,445 Contact Shares (Note 8(c)(ii)).

b) Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding as at January 1, 2021	53,550,125	$ 0.24
Warrants issued November 25, 2021	28,800,000	$ 0.075
Warrants issued December 6, 2021	1,200,000	$ 0.075
Outstanding as at December 31, 2021	83,550,125	$ 0.18
Expired, unexercised	(12,360,000)	$ 0.15
Outstanding as at June 30, 2022, 2022	71,190,125	$ 0.19

Warrants issued on November 25, 2021 and December 6, 2021 entitle the holder to purchase an additional Contact Share at a price of $0.075 per share for a period of 24 months from the closing date of the respective tranche (the "Expiry Date"). In the event that at any time between four months and one day following the closing date and the Expiry Date, the Contact Shares trade on the TSXV at a closing price which is equal to or greater than $0.15 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The remaining contractual life of Warrants outstanding as at June 30, 2022, 2022 is 0.74 years (December 31, 2021 is 1.10 years).

The fair value of the Warrants issued was determined using the Black Scholes valuation model; the significant inputs into the model were:

	2021 Warrants	Prospectus Warrants	Broker Warrants
Share price	$0.05	0.185	0.185
Exercise price	$0.075	0.27	0.27
Volatility	94%(1)	67%(2)	67%(2)
Annual risk-free interest rate	1.06%	0.24%	0.24%
Expiry dates	Nov-24-2023 Dec-6-2023	Sept-29-2022	Sept-29-2022
Fair value per Warrant	$0.02	$0.05	$0.05
Total value of issued Warrants	$590,525	$1,720,799	$198,246

(1) Volatility determined with reference to the Company's historical data matching the period of the Warrant's expected life.

(2) Volatility determined with reference to the Company's historical data matching the period of the Warrant's expected life and adjusted to better align with that which was recognized in determining the original value of the host instrument of the Preferred Shares.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

8.  SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

c) Equity remuneration

Pursuant to the "Contact Gold Omnibus Stock and Incentive Plan" (the "Incentive Plan"), the Company has established an equity remuneration plan, that contemplates the award of stock options to purchase a Contact Share ("Options"), Restricted Shares, RSUs, or DSUs, all in compliance with the TSXV's policy for granting such awards.

A recovery value (net) relating to stock-based compensation was recorded for the six months ended June 30, 2022, reflective of $31,801 in expense for the period, and the reversal of $74,813 previously recorded as a result of a forfeiture of certain options (stock-based compensation expense for the six months ended June 30, 2021: $154,915).  An additional amount of stock-based compensation expense of $4,812 was recognized in exploration and evaluation expenditures for six months ended June 30, 2022 (six months ended June 30, 2021: $53,759) (Note 6).  An expense of $40,000 was charged to wages and salaries relating to the award of DSUs during the six months ended June 30, 2022 (six months ended June 30, 2021: $48,750).

i) Options

In general, under the Incentive Plan, the maximum number of Contact Shares reserved for issuance may not exceed, in the aggregate with RSUs and DSUs then awarded, 10% of the issued and outstanding Contact Shares. The exercise price of each Option shall not be less than the market price of the Contact Shares at the date of grant.  All Options granted to date have a five-year expiry from the date of grant. Vesting of Options is determined by the Board at the time of grant.

Subject to discretion of the Board and normal course regulatory approvals, Contact Shares are issued from treasury in settlement of Options exercised; otherwise, the value of such Contact Shares may be payable in cash.

A summary of the changes in Options is presented below:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 31, 2021	11,532,500	$0.27
Granted	125,000	0.08
Forfeited or cancelled	(712,500)	0.27
Outstanding as at December 31, 2021	10,945,000	$0.27
Granted	2,080,000	0.05
Forfeited or cancelled	(595,834)	0.23
Outstanding as at June 30, 2022	12,429,166	$0.23

Options outstanding as of June 30, 2022:

Grant Date	Number of Options	Exercise Price	Vesting
September 11, 2017	150,000	$0.75	vesting in thirds over a period of three years
November 24, 2017	200,000	$0.58	vesting in thirds over a period of three years
March 27, 2018	3,675,000	$0.39	vesting in thirds over a period of three years
May 28, 2018	150,000	$0.295	vesting in thirds over a period of three years
April 3, 2019	1,470,000	$0.275	vesting in thirds over a period of three years
January 16, 2020	1,875,000	$0.19	vesting in thirds over a period of three years
December 23, 2020	2,704,166	$0.12	vesting in thirds over a period of three years
August 16, 2021	125,000	$0.08	vesting in thirds over a period of three years
May 30, 2022	2,080,000	$0.05	vesting in thirds over a period of three years
	12,429,166

As at June 30, 2022, 2022, 7,807,500 Options have vested (December 31, 2021: 7,013,333).

For the purposes of estimating the fair value of Options using the Black-Scholes option-pricing model ("Black-Scholes"), certain assumptions are made such as expected dividend yield, volatility of the market price of the Contact Shares, risk-free interest rates and expected average life of the Options. For awards prior to those in the current period, Contact Gold based its expectation of volatility on the volatility of similar publicly-listed companies, as the expected life of the Options exceeded the Company's trading history.

There 2,080,000 Options awarded during the six-months ended June 30, 2022.  The weighted average fair value of Options granted during 2022, determined using Black-Scholes with reference to the Company's trading volatility, was $0.05 per Option.  The remaining average contractual life of Options outstanding is 2.45 years.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

8. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

      c)    Equity remuneration (continued)

   ii) Deferred Share Units

DSUs granted under the Contact Gold Deferred Share Unit Plan to Directors of the Company, have no expiration date and are redeemable upon termination of service.  Transactions relating to DSUs are summarised below:

Outstanding as at December 31, 2020	1,429,494
Granted	2,083,122
Exercised	(444,445)
Outstanding as at December 31, 2021	3,068,171
Granted	888,887
Outstanding as at June 30, 2022	3,957,058

During the six months ended June 30, 2022, an amount of $40,000 was recognized to the value of contributed surplus relating to the award of these DSUs (2021: $48,750).  A further award of DSU's related to the three-months ended June 30, 2022 has been deferred, though the associated face value of the award has been accrued for as an obligation at June 30, 2022 (Note 7).

iii) Restricted Share Units

On May 30, 2022, the Board awarded 195,000 RSUs with an aggregate fair value of $6,825 to certain officers and employees of the Company.  The RSUs vest in thirds over a period of three years, and each has an expiry date of December 31, 2025.

Transactions relating to RSUs are summarised below:

Outstanding as at December 31, 2020	561,710
Exercised	(79,735)
Forfeited	(52,600)
Outstanding as at December 31, 2021	429,375
Granted	195,000
Exercised	(133,379)
Outstanding as at June 30, 2022	490,996

During the six months ended June 30, 2022, a total of $12,679 was recognized in stock-based compensation relating to the RSUs, including $2,588 recognised in exploration and evaluation (six months ended June 2021: $14,025, and $4,124, respectively).

d) Escrowed Contact Shares and other restrictions and obligations

So long as Waterton Precious Metals Fund II, Cayman ("Waterton"), holds at least 15% of the issued and outstanding Contact Shares it has the right to maintain its pro rata interest in the Company in subsequent financings.  Waterton Nevada also holds certain registration rights as it relates to offerings of Contact Shares.

e) Gain or loss per share

Gain or loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of Contact Shares outstanding during the reporting period. The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase Contact Shares at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share relative to basic earnings per share and is only recognized when the effect is dilutive.

The calculation of basic and diluted gain or loss per Contact Share for the six months ended June 30, 2022, was based on the loss attributable to common shareholders of $1,966,764 (six months ended June 30, 2021: $3,640,140), and a weighted average number of Contact Shares outstanding of 301,402,187 (six months ended June 30, 2021: 240,819,003).

Diluted gain or loss per share did not include the effect of 12,429,166 Options (2021: 10,945,000) as they are anti-dilutive.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

9. RELATED PARTIES

In addition to the officers and directors of the Company, Contact Gold's related parties include (i) its subsidiaries; (ii) Waterton as a reflection of its approximate 33.4% ownership interest in the Company at June 30, 2022, and the right it holds to put forward two nominees to the Board; and (iii) Cairn Merchant Partners LP ("Cairn"), an entity in which Andrew Farncomb, a director of the Company, is a principal.

Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer & VP Strategy, the Company's Executive Vice-President, and the VP Exploration.  The aggregate total compensation paid to key management for employee services is shown below:

	Six months ended
	June 30, 2022	June 30, 2021
Salaries and other short-term employee benefits	$425,421	$432,718
Share-based payments and Restricted Shares	78,148	236,864
Total	$503,569	$669,582

There was no compensation amount payable at June 30, 2022, or December 31, 2021.

Options have previously been granted, and director fees were paid and payable (in the form of DSUs) to each of the independent members of the Board, including Mr. Charlie Davies, one of Waterton Nevada's Board nominees. Mr. Davies is an employee of an affiliate of Waterton Nevada.

An amount of $25,000 (six months ended June 30, 2021: $30,000) was invoiced by Cairn for employee services; $nil is payable at June 30, 2022 (December 31, 2021: $-nil).  Prior to his stepping down from his position as an officer of the Company, Mr. Farncomb's base salary was paid in part directly, and in part to Cairn in consideration of general management and administrative services rendered through Cairn.

10. SEGMENT INFORMATION

Reportable segments are those operations whose operating results are reviewed by the chief operating decision maker, being the individual at Contact Gold making decisions about resources to be allocated to a particular segment, and assessing performance provided those operations pass certain quantitative thresholds.

The Company undertakes administrative activities in Canada, and is engaged in the acquisition, exploration, and evaluation of certain mineral property interests in the State of Nevada, USA.  Accordingly, the Company's operations are in one commercial and two geographic segments.  The Contact Properties (Note 6), and prepaids relating to Claims maintenance fees (Note 5), are held by the Company in Nevada.  The remaining assets, including cash and cash equivalents, the remaining balance of prepaids, and receivables reside in both of the Company's two geographic locations.

The Company is not exposed to significant operating risks as a consequence of the concentration of its assets in the United States. The Company is in the exploration stage and accordingly, has no reportable segment revenues.

Net loss is distributed by geographic segment per the table below:

	Six months ended
	June 30, 2022	June 30, 2021
Canada	$937,521	$1,570,820
United States	1,029,243	2,069,320
	$1,966,764	$3,640,140

Significant non-cash items reflected in the net loss attributable to Canada, include stock-based compensation expense, and non-cash items which are attributable to the United States includes stock-based compensation expense attributed to mineral properties.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

11. MANAGEMENT OF CAPITAL AND FINANCIAL RISKS

The Company currently does not produce any revenue and has relied on existing balances of cash and cash equivalents, and capital financing to fund its operations. The Company's current capital consists of equity funding raised through issuances of Contact Shares, and a deficit incurred through operations.

The Company relies upon management to manage capital in order to safeguard the Company's ability to continue as a going concern, to pursue the exploration and development of unproven mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The Company manages its capital structure in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and Contact Gold's holdings of cash; and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To facilitate this, management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  On an ongoing basis, management evaluates and adjusts its planned level of activities, including planned exploration, development, permitting activities, and committed administrative costs, to ensure that adequate levels of working capital are maintained. The Company believes that this approach is reasonable given its relative size and stage.

There are no known restrictions on the ability of our affiliates to transfer or return funds amongst the group, nor are there any externally imposed capital requirements.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2022.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company's financial instruments consist of cash and cash equivalents, receivables, payables and accrued liabilities, and the Cobb Creek obligation.  It is management's opinion that (i) the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments, and (ii) the fair values of these financial instruments approximate their carrying values.

As the Company is currently in the exploration phase, none of its financial instruments are exposed to commodity price risk; however, the Company's ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company's financial liabilities of payables and accrued liabilities are generally payable within a 90-day period.

The Company has not generated significant revenues or cash flows from operations since inception and does not expect to do so for the foreseeable future.  Accordingly, Contact Gold is dependent on external financing, including the proceeds of future equity issuances or debt financing, to fund its activities.  Significant disruptions to capital market conditions should be expected to increase the risk that the Company can not finance its business.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Contact Gold's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining its cash with high credit quality banking institutions in Canada and the USA. The Company mitigates credit risk on these financial instruments by adhering to its investment policy that outlines credit risk parameters and concentration limits.

As at June 30, 2022, 2022, the balance of cash and cash equivalents held on deposit was $1,159,105 (December 31, 2021: $2,684,939).  The Company has not experienced any losses in such amounts and believes the exposure to significant risks on its cash and cash equivalents in bank accounts is relatively limited.

Interest Rate Risk

Contact Gold is subject to interest rate risk with respect to its investments in cash. The Company's current policy is to invest cash at floating rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

11. MANAGEMENT OF CAPITAL AND FINANCIAL RISKS (continued)

Fair Value Estimation

Except for other non-current liabilities (Note 6(c)), the carrying value of the Company's financial assets and liabilities approximates their estimated fair value due to their short-term nature.

Market Risk - Foreign Exchange

The significant market risk to which the Company is exposed is foreign exchange risk. The results of the Company's operations are exposed to currency fluctuations. To date, the Company has raised funds entirely in Canadian dollars. The majority of the Company's exploration property expenditures will be incurred in United States dollars. The fluctuation of the Canadian dollar relation to the USD will consequently have an impact upon the financial results of the Company.

A 1% increase or decrease in the exchange rate of the US dollar against the Canadian dollar would result in a $7,853 increase or decrease respectively, in the Company's cash balance at June 30, 2022. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

12.  SUBSEQUENT EVENT

Private Placement financing - announced

On June 21, 2022, the Company announced a non-brokered private placement (the "2022 PP") of up to 20,000,000 units ("Units") at a price of $0.05 per Unit for gross proceeds of up to $1,000,000. Each Unit will consist of one Contact Share and one half of one Warrant, with each Warrant issued in the 2022 PP shall entitle the holder to purchase an additional Contact Share at a price of $0.075 per share for a period of 24 months from the closing date. The securities issued pursuant to the Offering will be subject to a four month and one day statutory hold period in Canada. Completion of the 2022 PP is pending as of the date of these Interim Financial Statements, and is subject to the receipt of all necessary approvals, including the conditional approval of the TSXV.

Certain persons may be eligible to receive finder fees, payable in cash, representing up to 6% of the proceeds placed by such finders, in connection with the 2022 PP. In addition, the Company may also issue to certain finders such number of compensation warrants as is equal to 6% of the number of Units sold by such finders pursuant to the 2022 PP.

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

IFRS employs a conceptual framework that is similar to US GAAP.  However, significant differences exist in certain matters of recognition, measurement, and disclosure.  Pursuant to IAS 8, and with general application of and selected disclosures from IFRS 1, First Time Adoption ("IFRS 1"), the Company has applied IFRS retrospectively, and accordingly, has:

1. adjusted amounts reported previously in consolidated financial statements prepared in accordance with US GAAP;

2. reclassified the comparative financial statements to conform to the presentation of the current period financial statements; and

3. prepared a January 1, 2020 opening IFRS balance sheet, by applying existing IFRS standards in effect at the release of these financial statements, with all adjustments to assets and liabilities charged or credited to retained earnings unless certain exemptions are applied.

Statement of Loss and Comprehensive Loss

As noted in these Interim Financial Statements, the Re-adoption was reflected in the June 30, 2021 interim consolidated financial statements, and for all subsequent periods.

While adoption of IFRS has not changed the Company's cash flows, it has resulted in changes to the Company's reported financial position, and results of operations in prior periods. See the Company's AFS for discussion and reconciliation of differences between IFRS and US GAAP for the years ended December 31, 2021, and 2020, and as at January 1, 2020, and related notes thereto.

CONTACT GOLD CORP. Notes to the Condensed Interim Consolidated Financial Statements Six months ended June 30, 2022, and 2021 (Expressed in Canadian dollars, unless otherwise noted - unaudited)

13. RE-ADOPTION OF IFRS AND RECLASSIFICATION OF COMPARATIVE PERIODS (continued)

The following financial statement impacts are reflected at December 31, 2020 (the opening balance of equity):

	Ref.	US GAAP	Adjustments	IFRS
Share capital	(i)	$69,865,410	$2,522,016	$72,387,426
Contributed surplus		6,075,498		6,075,498
Accumulated other comprehensive loss		(2,045,437)		(2,045,437)
Accumulated deficit	(i)	(39,933,585)	(2,522,016)	(42,455,601)
Total Equity		$33,961,886	$-	$33,961,886

(i) RTO Transaction

Pursuant to US GAAP, the RTO Transaction, was measured at the carrying value of the net assets of Winwell that were acquired and liabilities assumed ($568,739), less RTO transaction costs ($321,268); the result of which was an adjustment through share capital, reducing equity by $247,471, with the RTO transaction costs recorded as a charge to accumulated deficit.

The recognition and accounting treatment of the RTO Transaction pursuant to IFRS is to adjust the value of consideration paid ($2,769,486) for the value of Winwell's net assets acquired and liabilities assumed ($568,739) in determining a non-cash "listing expense" of $2,200,747, recorded to the consolidated statement of loss and comprehensive loss during the year ended December 31, 2017.

The effect of Re-adoption, and as reflected on the Opening Balance Sheet was an increase to accumulated deficit by $2,522,016, with a corresponding and offsetting increase to the value of share capital.

ITEM 4. Exhibits

Index to Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation(1)
2.3	Bylaws (Previously filed as Exhibit 2.2) (1)
2.5	Articles of Conversion
2.6	Form 14 Continuation Application for Contact Gold Corp.
2.7	Notice of Articles (BCBCA) Contact Gold Corp. (Post-Continuation)
2.8	Post-Arrangement Articles
6.1	Investor Rights Agreement, dated as of June 7, 2017(1)
6.2	Governance and Investor Rights Agreement, dated as of June 7, 2017(1)
6.3	Employment Agreement with Matthew Lennox-King, dated as of June 7, 2017(1)
6.4	Employment Letter with Andrew Farncomb, dated as of June 7, 2017(1)
6.5	Employment Agreement with John Wenger, dated as of June 7, 2017(1)
6.8	Employment Agreement with Vance Spalding, dated as of June 7, 2017(1)
6.9	Contact Gold Corp. Omnibus Stock and Incentive Plan(4)
6.12	Restricted Stock Agreement with Vance Spalding, dated as of June 7, 2017(1)
6.13	Binding Letter of Intent with Waterton Nevada Splitter, LLC(2)
6.14	Arrangement Agreement(3)
7.1	Plan of Arrangement with Winwell Ventures Inc. and Carlin Opportunities, dated as of December 8, 2016, as amended on January 31, 2017(1)
7.2	Amending Agreement #1 to Plan of Arrangement, dated January 31, 2017(1)
7.3	Securities Exchange Agreement with Waterton Nevada Splitter, LLC, Clover Nevada II LLC, Carlin Opportunities Inc. and Winwell Ventures Inc., dated as of December 8, 2016, as amended on January 31, 2017(1)
7.4	Amending Agreement #1 to Securities Exchange Agreement, dated January 31, 2017(1)
7.5	Annual Information Form for the year ended December 31, 2021(5)
10.1	Power of Attorney (included in signature page) (1)
11.1	Consent of Vance Spalding, C.P.G.
11.4	Consent of John J. Read, C.P.G.

(1) Previously Filed on Form 1-A dated April 10, 2019, and incorporated herein by reference

(2) Previously Filed on Form 1-U dated March 27, 2020, and incorporated herein by reference

(3) Previously Filed on Form 1-U dated March 27, 2020, and incorporated herein by reference

(4) Previously Filed on Form 1-U dated March 30, 2020, and incorporated herein by reference

(4) Previously Filed on Form 1-U dated May 30, 2022, and incorporated by reference herein

(5) Previously Filed on Form 1-U dated April 1, 2022, and incorporated by reference herein

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  August 18, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the dates indicated.

By:  /s/ Matthew Lennox-King
Matthew Lennox-King, Chief Executive Officer

 (Principal Executive Officer)

Date:  August 18, 2022

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

 (Principal Accounting Officer)

Date:  August 18, 2022